                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549
                       _________________________________

                               SCHEDULE 14D-9/A
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                Amendment No. 1
                       _________________________________

                              RAMP NETWORKS, INC.
                           (NAME OF SUBJECT COMPANY)

                       _________________________________

                              RAMP NETWORKS, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  751567-10-8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                       _________________________________

                                MAHESH VEERINA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              RAMP NETWORKS, INC.
                           3100 DE LA CRUZ BOULEVARD
                            SANTA CLARA, CA  95054
                                (408) 988-5353
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                      OF THE PERSON(S) FILING STATEMENT)

                       _________________________________

                                WITH A COPY TO:

                           STEVEN J. TONSFELDT, ESQ.
                              DAVID C. LEE, ESQ.
                               VENTURE LAW GROUP
                          A PROFESSIONAL CORPORATION
                              2800 SAND HILL ROAD
                         MENLO PARK, CALIFORNIA  94025
                                (650) 854-4488

     This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Ramp Networks, Inc. (the "Company") filed with the Securities and Exchange Commission on December 15, 2000.

     Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

ITEM 8.  ADDITIONAL INFORMATION

     Item 8 is hereby amended by adding the following paragraph:

     "On December 19, 2000, Purchaser was informed by the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to the purchase of the Shares pursuant to the Offer had been granted. Accordingly, the condition to the Offer requiring the expiration or early termination of such waiting period has been satisfied. The information set forth in the Offer to Purchase in Section 15 under the heading `Certain Legal Matters and Regulatory Approvals' is incorporated herein by reference."


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   By: /s/ Mahesh Veerina
                                      ---------------------
                                           Mahesh Veerina
                                           President and Chief Executive Officer

Dated:  December 22, 2000